DO NOT DESTROY THIS NOTE: When paid, this note and the Deed of Trust must be Surrendered to the First American Title Insurance Company with request for reconveyance.

NOTE SECURED BY DEED OF TRUST

$456,000.00   Newport Beach, California   September 20, 2004

At the times hereinafter stated, for value received, I promise to pay to **ASHFORD CAPITAL TRANISTION FUND I** or order, at Newport Beach, California, or place designated by the holder hereof, the sum of Four Hundred fifty Six Thousand and 00/00 Dollars ($456,000.00) with interest from September 20, 2004 on the amounts of principal remaining from time to time unpaid, until said principal sum is paid, at the rate of 12%, per annum. All principal together with interest due thereon, shall immediately be due and payable September 20, 2005.

Balloon Payment Provision: "This note is subject to section 2966 of the Civil Code, which provides that the holder of this note shall give written notice to the trustor, or his successor in interest, of prescribed information at least 90 and not more than 150 days before any balloon payment is due."

Pre-Payment Privilege: "Payor shall waive the right to prepay this note for a period of 6 months. After that time the Payor shall have the privilege to prepay this note in full, or in part, at anytime without penalty. Payment (s) shall first apply to interest then due and the balance to principal. Interest shall cease to accrue on any principal paid as of date of payment thereof. Interest only payment, if applicable, shall thereafter adjust accordingly."

Due on Sale Provision: "This Deed of Trust, and the note secured hereby, are given and accepted upon the express provision that should the property hereinbefore described, or any interest thereon or any part thereof, be conveyed, transferred or alienated by Trust, either voluntarily, involuntarily, or by operation of law, without Beneficiary's written consent having been first obtained, then and in that event all sums secured hereby shall, at the option of Beneficiary, become immediately all due and payable. Beneficiary's failure to exercise this option on any transfer, conveyance or alienation, shall not hinder beneficiary's right to enforce this provision on any subsequent transfer, conveyance or alienation."

Foreclosure: In the event of foreclosure, an additional five (5) percent per annum interest will be charged from the day after the last day in which interest had been previously paid through.

Advances: Any advance made by the holder of this note for the purpose of protecting the security of the lien of the Deed of Trust securing this note or to fulfill any obligation of the obligor under the terms of any senior encumbrance or the terms of the Deed of Trust securing this note shall bear interest at the rate provided in the note.

If this note is not paid in full on or before the stated maturity date an additional five (5) percent per annum interest will be charged above the note rate during the period from maturity until payment infull.

Should default be made in payment of any installment when due the whole sum of principal and interest shall become immediately due at the option of the holder of this note. Principal and interest payable in lawful money of the United State of America. If action were instituted on this note or any portion thereof, I promise to pay such sum as the Court may fix as attorney's fees.

This note is secured by a certain Deeds of Trust to First American Title Insurance Company, a California corporation, as TRUSTEE, affecting the property located at: 3050 Pullman Street, Costa Mesa, CA 92626.



Kambiz Mahdi, an individual



Reza Zarif, an individual

PROBE MANUFACTURING



Reza Zarif, COO

Kambiz Mahdi, CEO



This Document was electronically recorded by
First American Title_B

Order No.
Escrow No.
Loan No.

Recorded in Official Records, Orange County
Tom Daly, Clerk-Recorder

24.00
2004000880278 03:29pm 09/30/04
200 15 D11 A36 5
0.00 0.00 0.00 0.00 12.00 0.00 0.00 0.00

WHEN RECORDED MAIL TO:

ASHFORD CAPTIAL
3419 VIA LIDO #470
Newport Beach, CA 92663

Accomodation

APN: 427-351-03

SPACE ABOVE THIS LINE FOR RECORDER'S USE

DEED OF TRUST WITH ASSIGNMENT OF RENTS
(SHORT FORM)

This DEED OF TRUST, made **May 10, 2004**, between **KAMBIZ MAHDI, as his sole and separate property and REZA ZARIF, as his sole and separate property, as tenants in common** herein called TRUSTOR,

whose address is **3050 Pullman Street, Newport Beach, California 92662**,
(Number and Street) (City) (State)

FIRST AMERICAN TITLE INSURANCE COMPANY, a California corporation, herein called TRUSTEE, and

ASHFORD CAPITAL TRANSITION FUND I, herein called BENEFICIARY,

WITNESSETH: That Trustor grants to Trustee in trust, with power of sale, that property in the

City of Costa Mesa County of **Orange**, State of California, described as:

SEE EXHIBIT "A" ATTACHED HERETO AND MADE PART OF.

Addressed as: 3050 Pullman Street, Costa Mesa, California 92626

together with the rents, issues and profits thereof, subject, however, to the right, power and authority hereinafter given to and conferred upon Beneficiary to collect and apply such rents, issues and profits for the purpose of securing (1) payment of the sum of $ **456,000.00** with interest thereon according to the terms of a promissory note or notes of even date herewith made by Trustor, payable to order of Beneficiary, and extensions or renewals thereof, (2) the performance of each agreement of Trustor incorporated by reference or contained herein and (3) payment of additional sums and interest thereon which may hereafter be loaned to Trustor, or his successors or assigns, when evidenced by a promissory note or notes reciting that they are secured by this Deed of Trust.

To protect the security of this Deed of Trust, and with respect to the property above described, Trustor expressly makes each and all of the agreements, and adopts and agrees to perform and be bound by each and all of the terms and provisions set forth in subdivision A, and it is mutually agreed that each and all of the terms and provisions set forth in subdivision B of the fictitious deed of trust recorded in Orange County August 17, 1964, and in all other counties August 18, 1964, in the book

(continued on reverse side)

1158 (1/9-)
Page 1 of 4



RECORDING REQUESTED BY
AND WHEN RECOREDED MAIL TO:

Ashford Capital
3419 Via Lido #470
Newport Beach, CA 92663

This Document was electronically recorded by
First American Title_B

Recorded in Official Records, Orange County
Tom Daly, Clerk-Recorder

12.00
2004000880279 03:29pm 09/30/04
200 15 S13 3
0.00 0.00 0.00 0.00 6.00 0.00 0.00 0.00

APN NO: 427-351-03

Space above for Recorders Use

SUBORDINATION AGREEMENT

This Subordination Agreement is made this 20th day of September, 2004 by and among BET TRUST and in favor of Ashford Capital Transition Fund I and acknowledged by Kambiz Mahdi and Reza Zarif (collectively the "Trustors")

WHEREAS, Trustor has executed a Deed of Trust with Assignment of Rents Dated May 10th, 2004 in favor of BET TRUST as Beneficiary, which Deed of Trust was recorded in the Official Records of Orange County, California, on May 21, 2004 (DocNo 2004000459007) to secure payment of a promissory note in the principal amount of Five Hundred Fifty thousand dollars ($550,000.00), dated May 14, 2004 executed by Kambiz Mahdi and Reza Zarif , in favor of BET TRUST.

WHEREAS, Trustor has executed a Deed of Trust Dated September 20, 2004 in favor of Ashford Captial Transition Fund I as Beneficiary, which Deed of Trust will be recorded concurrently herewith in the official recoreds of Orange County, California, to secure payment of a promissory note in the principal amount of Four Hundred and Fifty Six Thousand Dollars ($456,000.00) dated September 20, 2004 executed by Trustors in favor of Ashford Captial Transition Fund I.

WHEREAS, it is a condition to Ashford Capital Transition Fund I making the loan secured by the Deed of Trust dated September 20, 2004 that this Deed of Trust lien shall at all times be senior and prior to the interest of BET TRUST under the Deed of Trust dated May 10, 2004 and recorded in the official records of Orange County, California as Document No:2004000459007.

NOW, THEREFORE, BET TRUST and Trustors agree as follows:

1. The lien of the Ashford Capital Transition Fund I Deed of Trust dated September 20, 2004 securing the promissory note in the principal amount of $456,000.00, and any extentions, renewals or modifications thereof, shall unconditionally be and remain at all times a lien prior and superior to the interest of BET TRUST under the Deed of Trust dated May 10, 2004 securing the promissory note in the principal amount of $550,000.00.

2. Ashford Captial Transition Fund I would not make the new loan of $456,000.00 secured by a Deed of Trust without this Subordination Agreement.

3. Trustors consents to and approves of all provisions of this Subordination Agreement, as the same may be amended from time to time.



4. BET TRUST intentionally and unconditionally waives, relinquishes and subordinates its interest under the Deed of Trust dated May 10, 2004 recorded in the Offical Records of Orange County, California as Document No: 2004000459007 in favor of the Deed of Trust lien dated September 20, 2004 of Ashford Capital Transition Fund I and understands that in reliance upon, and in consideration of, this waiver, relinquishment and subordination, a specific loan will be made and, as part and parcel thereof, specific monetary and other obligations are being and will be entered into which would not be made but for said reliance upon this waiver, relinquichment and subordination.

IN WITNESS WHEREOF, the undersigned have executed this Subordination Agreement as of the day and year first above written.

BET TRUST

By: [signature]

Name: Frank Kavanaugh, Trustee /Beneficiary

Trustors:

[signature]

Kambiz Mahdi, an individual

[signature]

Reza Zarif, an individual

ACKNOWLEGED,

ASHFORD CAPITAL TRANSITION FUND I

[signature]

Frank Kavanaugh

Managing Director

ELEANOR JANE QUINN
Commission # 1491252
Notary Public - California
Orange County
My Comm. Expires May 23, 2008

dated: 09/29/04
Eleanor Jane Quinn
Notary Public

2



DO NOT DESTROY: When paid, this attachment to the note and the Deed of Trust must be Surrendered to the First American Title Insurance Company with request for reconveyance.

EXTENSION TO NOTE
DATED MAY 10, 2004 SECURED BY DEED OF TRUST

The parties agree that the Note dated May 10, 2004 to the Beneficiary BET TRUST a family trust established March 11, 1999 will be modified as follows.

The due date will be extended from November 14, 2004 until September 20, 2005 and the interest at the rate of 12%, per annum. All principal together with interest due thereon, shall immediately be due and payable September 20, 2005. In consideration for subordination to the $456,000 loan from Ashford Capital Transition Fund I, that any reduction of principal in the normal course of business will accrue first to this note.

Pre-Payment Privilege: "Payor shall waive the right to prepay this note for a period of 6 months. After that time the Payor shall have the privilege to prepay this note in full, or in part, at anytime without penalty. Payment (s) shall first apply to interest then due and the balance to principal. Interest shall cease to accrue on any principal paid as of date of payment thereof. Interest only payment, if applicable, shall thereafter adjust accordingly."

All other terms of this note remain the same. This note is secured by certain Deeds of Trust to First American Title Insurance Company, a California corporation, as TRUSTEE, affecting the properties located at: 3050 Pullman Street, Costa Mesa, CA 92626, 2933 Catalpa Street, Newport Beach, CA 92660 and 18 Marana, San Clemente, CA 92673.

Kambiz Mahdi, an Individual

Bahareh Mahdi, an Individual

Reaz Zarif, an Individual

ZARIF FAMILY TRUST ESTABLISHED MARCH 15, 2002

Reza Zarif, Trustee

Rufina Paniego, Trustee

ALLONGE

This Allonge is dated as of September 30, 2004, and amends and is affixed to the Note Secured by Deed of Trust, dated as of May 10, 2004, in the original principal amount of Five Hundred and Fifty Thousand Dollars ($550,000.00) made by Reza Zarif, Kambiz Mahdi, Bahareh Mahdi, and the Zarif Family Trust Established March 15, 2002 and its trustees Reza Zarif, and Rufina Paniego, to the order of **BET Trust**, a family trust dated March 11, 1999.

The Note is endorsed as follows:

"**BET Trust** hereby assigns its rights, title, and interest in and to the Note to Ashford Capital Transition Fund I."

BET Trust

By:    9.30.04

Frank Kavanaugh, its trustee   Date



DO NOT DESTROY THIS NOTE: When paid, this note and the Deed of Trust must be Surrendered to the First American Title Insurance Company with request for reconveyance.

NOTE SECURED BY DEED OF TRUST

$550,000.00 Newport Beach, California May 10, 2004

At the times hereinafter stated, for value received, I promise to pay to **BET TRUST a family trust established March 11, 1999** or order, at 3419 Via Lido #470, Newport Beach, California, 92663 or place designated by the holder hereof, the sum of Five Hundred Fifty Thousand and 00/00 Dollars ($550,000.00) with interest on the amounts of principal remaining from time to time unpaid, until said principal sum is paid, at the rate of 10%, per annum. All principal together with interest due thereon, shall immediately be due and payable November 14, 2004.

Balloon Payment Provision: "This note is subject to section 2966 of the Civil Code, which provides that the holder of this note shall give written notice to the trustor, or his successor in interest, of prescribed information at least 90 and not more than 150 days before any balloon payment is due."

Pre-Payment Privilege: "Payor shall have the privilege to prepay this note in full, or in part, at anytime without penalty. Payment (s) shall first apply to interest then due and the balance to principal. Interest shall cease to accrue on any principal paid as of date of payment thereof. Interest only payment, if applicable, shall thereafter adjust accordingly."

Due on Sale Provision: "This Deed of Trust, and the note secured hereby, are given and accepted upon the express provision that should the property hereinbefore described, or any interest thereon or any part thereof, be conveyed, transferred or alienated by Trust, either voluntarily, involuntarily, or by operation of law, without Beneficiary's written consent having been first obtained, then and in that event all sums secured hereby shall, at the option of Beneficiary, become immediately all due and payable. Beneficiary's failure to exercise this option on any transfer, conveyance or alienation, shall not hinder beneficiary's right to enforce this provision on any subsequent transfer, conveyance or alienation."

Foreclosure: In the event of foreclosure, an additional ten (10) percent per annum interest will be charged from the day after the last day in which interest had been previously paid through.

Advances: Any advance made by the holder of this note for the purpose of protecting the security of the lien of the Deed of Trust securing this note or to fulfill any obligation of the obligor under the terms of any senior encumbrance or the terms of the Deed of Trust securing this note shall bear interest at the rate provided in the note.

If this note is not paid in full on or before the stated maturity date an additional ten (10) percent per annum interest will be charged above the note rate during the period from maturity until payment infull.

Should default be made in payment of any installment when due the whole sum of principal and interest shall become immediately due at the option of the holder of this note. All principal and interest are payable in lawful money of the United States of America. If action were instituted on this note or any portion thereof, I promise to pay such sum as the Court may fix as attorney's fees.

This note is secured by certain Deeds of Trust to First American Title Insurance Company, a California corporation, as TRUSTEE, affecting the properties located at: 3050 Pullman Street, Costa Mesa, CA 92626, 2933 Catalpa Street, Newport Beach, CA 92660 and 18 Marana, San Clemente, CA 92673

____
Kambiz Mahdi, an individual

____
Bahareh Mahdi, an individual

____
Reza Zarif, an individual

ZARIF FAMILY TRUST ESTABLISHED MARCH 15, 2002

____
Reza Zarif, Trustee

____
Rufina Paniego, Trustee